Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months ended March 31,
	2006	2005
Basic
Earnings:
Net income available to common stockholders	$—	$1,562

Shares:
Average common shares outstanding	9,154	9,006

Basic earnings per common share	$0.00	$0.17

Assuming full dilution
Earnings:
Net income available to common stockholders	$—	$1,562

Shares:
Average common shares outstanding	9,154	9,006
Potentially dilutive common shares outstanding	468	395
Diluted average common shares outstanding	9,622	9,401

Diluted earnings per common share	$0.00	$0.17

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.